Exhibit 68

                                                             EXECUTION COPY

                         CREDIT SUISSE FIRST BOSTON
                           Eleven Madison Avenue
                             New York, NY 10010

                          DLJ BRIDGE FINANCE, INC.
                              277 Park Avenue
                             New York, NY 10172


 AMP Incorporated
 470 Friendship Road
 Mail Stop 176-40
 P.O. Box 3608
 Harrisburg, PA 17105-3608

 Attention: Mr. Robert Ripp


                                                     September 27, 1998


                              Project Connect
                                Bridge Loan
                             Commitment Letter

 Ladies and Gentlemen:

           AMP Incorporated ("you" or the "Company") has advised Credit Suisse First Boston ("CSFB") and DLJ Bridge Finance, Inc. ("DLJB" and, together with CSFB, "we" or "us") that you intend to acquire up to 30 million shares of Common Stock, without par value (the "Common Stock"), of the Company pursuant to a tender offer (the "Tender Offer"). We understand that the cash price of Common Stock to be paid in the Tender Offer will be $55.00 per share, and that, in connection with the Tender Offer, the Company may refinance some or all of its outstanding debt. You have further advised us that concurrently with the consummation of the Tender Offer, (i) you will obtain senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $2,500.0 million (consisting of $1,750.0 million of term facilities and a $750.0 million revolving credit facility) which aggregate principal amount will be reduced by the aggregate principal amount of the Company's outstanding indebtedness that is not so refinanced and (ii) you will issue senior notes (the "Notes") in a principal amount of $750.0 million pursuant to a Rule 144A/Regulation S distribution (the "Note Offering") or, in lieu thereof, obtain the Bridge Loans (as defined) in such principal amount (the Tender Offer and the foregoing transactions are collectively referred to herein as the "Transactions"). The approximate sources and uses of the funds necessary to consummate the Transactions are set forth on Annex I to the Term Sheet (as defined).

           In connection therewith, you have requested that we commit to provide bridge loans of up to $750.0 million (the "Bridge Loans") to the Company. CSFB is pleased to commit to provide 50% of the aggregate principal amount of the Bridge Loans and DLJB is pleased to commit to provide 50% of the aggregate principal amount of the Bridge Loans, in each case on the terms and subject to the conditions herein and in the Summary of Principal Terms and Conditions attached as Exhibit A hereto (the "Term Sheet") and in Exhibit B hereto (the "Conditions").

           Each of CSFB and DLJB reserves the right and intends, prior to or after the execution of the definitive documentation with respect to the Bridge Loans (the "Bridge Loan Documents"), to syndicate all or a portion of its commitment to one or more financial institutions (such financial institutions, together with CSFB and DLJB, the "Lenders") identified by us in consultation with you and with your consent (such consent not to be unreasonably withheld), which Lenders will become parties to the Bridge Loan Documents. It is agreed that CSFB will act as the sole and exclusive administrative agent for, that DLJB will act as the sole and exclusive syndication agent for, and that CSFB and DLJB will act as co-lead arrangers and sole and exclusive syndication managers of, the Bridge Loans and that no additional agents or co-agents or arrangers will be appointed without the prior written consent of CSFB and DLJB. In connection with the syndication of the Bridge Loans, CSFB and DLJB may, in their discretion, allocate to other Lenders portions of any fees payable to CSFB and DLJB in connection with the Bridge Loans. You agree that no Lender will receive any compensation or titles of any kind for its participation in the Bridge Loans except as expressly provided for in this letter or in the Bridge Loan Fee Letter referred to below.

           You agree to assist CSFB and DLJB in completing a syndication satisfactory to us. Such assistance shall include (a) your using your reasonable best efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders,
 (c) your assistance in the preparation of an information package and other marketing materials to be used in connection with the syndication and
 (d) the hosting, with us, of one or more meetings with prospective Lenders and participants.

           You further agree to prepare and provide promptly to us all information with respect to the Company and the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Bridge Loans. You hereby represent and covenant that (a) all written information other than the Projections (the "Information") that has been or will be made available to us by you or any of your representatives in connection with the Transactions is or will be, as of the date thereof, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all Projections that have been or will be made available to us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon what you believe to be reasonable assumptions (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the Projections will be realized). You agree to supplement the Information and the Projections from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were made available. You understand that, in arranging and syndicating the Bridge Loans, we may use and rely on the Information and the Projections without responsibility for independent verification thereof.

           As consideration for our commitments hereunder and agreements to perform the services described herein, you agree to pay to us the nonrefundable fees set forth in the Term Sheet and in the Bridge Loan Fee Letter dated the date hereof and delivered herewith (the "Bridge Loan Fee Letter").

           You agree to reimburse CSFB, DLJB and their respective affiliates, upon request made from time to time, for their reasonable out-of-pocket fees and expenses incurred in connection with the preparation, execution and delivery of this letter and the Bridge Loan Documents and the activities thereunder or contemplated thereby, including without limitation syndication expenses (other than fees allocated in accordance with the preceding paragraph) and the reasonable fees and expenses of counsel to CSFB, DLJB and their respective affiliates, whether incurred before or after the execution of this letter.

           You hereby agree to indemnify and hold harmless CSFB, DLJB and their respective affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Bridge Loans, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each such Indemnified Person for any reasonable legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined by a court of competent jurisdiction not subject to further appeal to have resulted from the gross negligence or willful misconduct of such Indemnified Person. No Indemnified Person shall be liable for any indirect or consequential damages in connection with its obligations hereunder or its activities related to the Bridge Loans.

           This letter is delivered to you on the understanding that neither this letter nor any other agreement between us related to this letter or the Transactions, including the Term Sheet, the Conditions and the Bridge Loan Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and legal advisors who are directly involved in the consideration of this matter (and then only on a confidential basis) or
 (b) as may be required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof prior to any such disclosure); provided, however, after your acceptance of this letter and the Bridge Loan Fee Letter, you may disclose the material terms of this letter, the Term Sheet and the Conditions and the Bridge Loan Fee Letter
 (i) in any offering circular or prospectus relating to a Loan Refinancing (as defined in the Term Sheet), (ii) in any filing or disclosure required in connection with the Transactions under federal securities laws or (iii) in any other manner otherwise required by applicable law (in each of clauses (i), (ii) and (iii) above , you agree to inform us promptly thereof prior to any such disclosure).

           The reimbursement, indemnification and confidentiality provisions contained herein and in the Bridge Loan Fee Letter shall remain in full force and effect notwithstanding the termination of this letter or CSFB's or DLJB's commitment hereunder.

           Our offer to provide the Bridge Loans will terminate at 5:00 P.M., New York time, (i) on October 2, 1998, unless on or before that time you accept this letter by signing and returning an enclosed counterpart of this letter and the Bridge Loan Fee Letter and (ii) if accepted by you prior to such time, on December 18, 1998.

           This letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter and CSFB's and DLJB's commitment hereunder may not be assigned by you without the prior written consent of CSFB and DLJB (and any purported assignment without such consent shall be void). CSFB's commitment hereunder may be assigned by CSFB to any of its affiliates or any Lender, and DLJB's commitment hereunder may be assigned by DLJB to any of its affiliates or any Lender. Any such assignment to an affiliate shall not relieve CSFB or DLJB, as the case may be, from any of its obligations hereunder unless and until the Bridge Loans so assigned shall have been funded in full by such affiliate. Any assignment to a Lender shall be by novation and shall release CSFB or DLJB, as the case may be, from its commitment hereunder pro tanto. This agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto. This letter may not be amended or modified or any provision hereof waived except by an instrument in writing signed by you, CSFB and DLJB. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this letter by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof. This letter shall be governed by and construed in accordance with the internal laws of the State of New York.

           We appreciate the opportunity to assist you in this very important transaction.

                                 Very truly yours,

                                  CREDIT SUISSE FIRST BOSTON,


                                  By: /s/ Marisa J. Harney
                                      _________________________
                                      Name:  Marisa J. Harney
                                      Title: Director



                                  By: /s/ Lori Sivaslian
                                      _________________________
                                      Name: Lori Sivaslian
                                      Title: Director


                                  DLJ BRIDGE FINANCE, INC.,


                                  By: /s/ Harold Phillips
                                      _________________________
                                      Name: Harold Phillips
                                      Title: Managing Director


 Accepted and agreed to as of
 the date first written above,

 AMP INCORPORATED,


 By: /s/ Robert Ripp
     _________________________
     Name: Robert Ripp
     Title: Chairman and Chief
             Executive Officer



                                                                  Exhibit A

                            Bridge Loan Facility
               Summary of Principal Terms and Conditions 1/


 Administrative Agent:   Credit Suisse First Boston ("CSFB"
                         or the "Agent").

 Syndication Agent:      DLJ Bridge Finance, Inc. ("DLJB" or
                         the "Syndication Agent").

 Lenders:                A syndicate of lenders (the
                         "Lenders") arranged by CSFB and
                         DLJB (together with CSFB, the
                         "Co-Lead Arrangers") in
                         consultation with the Borrower and
                         with the Borrower's consent (such
                         consent not to be unreasonably
                         withheld).

 Borrower:               AMP Incorporated (the "Borrower").

 Sources and Uses:       The approximate sources and uses of
                         funds necessary to consummate the
                         Transactions are set forth on
                         Annex I hereto.

 Bridge Loan Amount:     Up to $750.0 million aggregate
                         principal amount.

 Rank:                   The loans to be made hereunder by
                         each of the Lenders (the "Bridge
                         Loans") will be senior debt of the
                         Borrower, ranking pari passu in
                         right of payment to all existing
                         and future senior indebtedness of
                         the Borrower.  However, borrowings
                         under the Senior Bank Facilities
                         will be secured by substantially
                         all the assets of the Borrower.

 Guarantees:             The obligations of the Borrower
                         under the Bridge Loans will be
                         unconditionally guaranteed on a
                         senior unsecured basis by each
                         existing and subsequently organized
                         subsidiary of the Borrower that
                         guarantees the Senior Bank
                         Facilities.

-----------------------
      1/ All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.


 Use of Proceeds:        The proceeds of the Bridge Loans
                         will be used, together with the
                         initial proceeds of the Senior Bank
                         Facilities, solely (i) to finance
                         the Tender Offer, (ii) to repay
                         certain existing indebtedness of
                         the Borrower and (iii) to pay
                         related fees and expenses.

 Funding:                The Lenders will make the Bridge
                         Loans on a date simultaneous with
                         the consummation of the other
                         Transactions (the date of making
                         such Bridge Loans, the "Closing
                         Date").

 Senior Notes:           The Borrower will use its
                         reasonable best efforts to offer
                         and sell senior notes of the
                         Borrower (the "Notes") yielding
                         aggregate gross proceeds
                         of $750.0 million, in lieu of
                         borrowing the Bridge Loans (the
                         "Note Offering").

                         The Borrower's reasonable best
                         efforts to offer and sell the Notes
                         in lieu of borrowing the Bridge
                         Loans will include, at a minimum,
                         the following:

                                   (i) no later than
                              October 30, 1998, the Borrower
                              will deliver to CSFB and DLJB,
                              a completed preliminary
                              offering circular, in form and
                              substance reasonably
                              satisfactory to CSFB and DLJB,
                              that would be suitable to use
                              on a road show for the sale of
                              the Notes (such completed
                              preliminary offering circular
                              shall include certain of the
                              Borrower's financial
                              information as of September
                              30, 1998, to be reasonably
                              specified by CSFB and DLJB;
                              and

                                  (ii) upon delivery of such
                              completed registration
                              statement or offering
                              circular, the Borrower will
                              cause its senior management to
                              participate in a customary
                              road show for the sale of the
                              Notes.

                         In the event that the Borrower has
                         not issued the Notes prior to the
                         Closing Date, the Borrower will use
                         its reasonable best efforts to
                         refinance the Bridge Loans as
                         promptly as practicable after the
                         Closing Date, as further described
                         under "Affirmative Covenants".

 Maturity/Exchange:      The Bridge Loans will mature on the
                         date which is 364 days after the
                         Closing Date (the "Bridge Maturity
                         Date").  Each Lender thereof will
                         have the option at any time or from
                         time to time to receive, in
                         exchange for its Bridge Loans or a
                         portion thereof, exchange notes of
                         the Borrower (the "Exchange Notes")
                         ranking pari passu with the Bridge
                         Loans and having the terms set
                         forth in the term sheet attached as
                         Annex II to this Exhibit A;
                         provided, however, any Exchange
                         Notes issued prior to the Bridge
                         Maturity Date will have the same
                         terms and rights until the Bridge
                         Maturity Date as the Bridge Loans
                         notwithstanding the terms and
                         rights described in Annex II
                         hereto.  If any Lender does not
                         exchange its Bridge Loan for
                         Exchange Notes on or prior to the
                         Bridge Maturity Date, such Lender
                         shall be required to extend the
                         maturity of such loan to another
                         date selected by such Lender.  If,
                         on or prior to such extended
                         maturity, such Lender does not
                         exchange its Bridge Loan, such
                         Lender shall be required again to
                         extend the maturity of such Bridge
                         Loan to another date selected by
                         such Lender (provided, however,
                         that such Lender shall not be
                         required to extend the maturity of
                         its Bridge Loan beyond the tenth
                         anniversary of the Closing Date
                         (the "Final Maturity Date")) and
                         this sentence shall apply to each
                         extended maturity of its Bridge
                         Loan prior to the Final Maturity
                         Date.

 Interest Rates:         Prior to the Bridge Maturity Date,
                         the Bridge Loans will accrue
                         interest at a rate per annum equal
                         to the greater of (i) 3-month
                         Adjusted LIBOR (or the Alternate
                         Base Rate described below) plus the
                         Applicable Spread or (ii) the
                         Treasury Rate (as defined in Annex
                         II to this Exhibit A) plus the
                         Treasury Spread.

                         The Applicable Spread on the Bridge
                         Loans will initially be 400 basis
                         points and will increase by 50
                         basis points at the end of each
                         three-month period until the Bridge
                         Maturity Date.

                         The Treasury Spread on the Bridge
                         Loans will initially be 475 basis
                         points and will increase by 50
                         basis points at the end of each
                         three-month period until the Bridge
                         Maturity Date.

                         Adjusted LIBOR will at all times
                         include any applicable statutory
                         reserves.

                         In the event that Adjusted LIBOR
                         cannot be determined, or any Lender
                         is unable lawfully to maintain a
                         Bridge Loan accruing interest at
                         Adjusted LIBOR, the "Alternate Base
                         Rate" will be the higher of
                         (i) CSFB's Prime Rate less 1% and
                         (ii) the Federal Funds Effective
                         Rate plus 1/2 of 1%.

                         In no event shall the interest rate
                         on the Bridge Loans exceed the
                         highest rate permitted under
                         applicable law.

                         Following the Bridge Maturity Date,
                         all outstanding Bridge Loans will
                         accrue interest at the rate
                         provided for the Exchange Notes in
                         Annex II hereto, subject to the cap
                         therein.

                         Calculation of interest shall be on
                         the basis of (i) actual days
                         elapsed in a year of 360 days in
                         the case of Bridge Loans based on
                         Adjusted LIBOR, (ii) 365 or 366
                         days, as the case may be, in the
                         case of Bridge Loans based on the
                         Alternate Base Rate or (iii) twelve
                         30-day months in the case of Bridge
                         Loans based on the Treasury Rate.

 Interest Payments:      Interest will be payable in arrears
                         (a) for Bridge Loans accruing
                         interest at a rate based on
                         Adjusted LIBOR or the Treasury
                         Rate, at the end of each Adjusted
                         LIBOR period and on the Bridge
                         Maturity Date, (b) for Bridge Loans
                         accruing interest at the Alternate
                         Base Rate, at the end of each
                         fiscal quarter of the Borrower
                         following the Closing Date and on
                         the Bridge Maturity Date and
                         (c) for Bridge Loans outstanding
                         after the Bridge Maturity Date, at
                         the end of each fiscal quarter of
                         the Borrower following the Bridge
                         Maturity Date and on the date on
                         which such Bridge Loans are repaid
                         in full.

 Mandatory               Subject to compliance with the
 Prepayments:            Senior Bank Facilities, the Bridge
                         Loans will be required to be
                         prepaid with (a) a percentage to be
                         agreed upon of Excess Cash Flow (to
                         be defined), (b) 100% of the net
                         cash proceeds of all non-ordinary-
                         course asset sales or other
                         dispositions of property by the
                         Borrower and its subsidiaries
                         (including insurance and
                         condemnation proceeds), subject to
                         exceptions to be agreed upon,
                         (c) 100% of the net cash proceeds
                         of issuances of debt obligations of
                         the Borrower and its subsidiaries,
                         subject to exceptions to be agreed
                         upon, and (d) 100% of the net cash
                         proceeds of issuances of equity
                         securities of the Borrower and its
                         subsidiaries, subject to exceptions
                         to be agreed upon.

 Optional                Bridge Loans may be repaid at any
 Prepayments:            time upon five days' prior written
                         notice to the Agent, in whole or in
                         part at the option of the Borrower,
                         in a minimum principal amount and
                         in multiples to be agreed upon,
                         without premium or penalty (other
                         than breakage costs and funding
                         losses).

 Payments:               Payments by the Borrower shall be
                         made by wire transfer of
                         immediately available funds.

 Conditions to           The obligations of CSFB, DLJB and
 Closing:                the Lenders to make the Bridge
                         Loans on the Closing Date shall be
                         subject to the satisfaction or
                         waiver of conditions precedent set
                         forth in Exhibit B to the
                         Commitment Letter.

 Representations and     Customary for loans and
 Warranties:             transactions of this type,
                         including but not limited to: no
                         Default or Event of Default;
                         absence of material adverse change;
                         financial statements; absence of
                         undisclosed material liabilities or
                         material contingent liabilities;
                         compliance with laws; solvency; no
                         conflicts with laws, charter
                         documents or agreements; good
                         standing; capitalization; payment
                         of taxes; ownership of properties;
                         and absence of liens and security
                         interests.

 Affirmative             Customary for loans and
 Covenants:              transactions of this type,
                         including but not limited to: use
                         of proceeds; maintenance of
                         corporate existence and rights;
                         compliance with laws; performance
                         of obligations; maintenance of
                         properties in good repair;
                         maintenance of appropriate and
                         adequate insurance; inspection of
                         books and properties; payment of
                         taxes and other liabilities; notice
                         of defaults, litigation and other
                         material adverse action; delivery
                         of financial statements, financial
                         projections and compliance
                         certificates; and further
                         assurances.

                         In addition, if the Borrower has
                         not issued the Notes prior to the
                         Closing Date in accordance with its
                         undertaking set forth above under
                         "Senior Notes", the Borrower will
                         agree to file a registration
                         statement under the Securities Act
                         or prepare an offering circular
                         covering senior notes of the
                         Borrower (the "Refinancing
                         Securities") to be issued in a
                         public offering or private
                         placement to refinance in full the
                         Bridge Loans (the "Loan
                         Refinancing") and to consummate
                         such Loan Refinancing as soon as
                         possible after the Closing Date in
                         an amount sufficient to refinance
                         all amounts outstanding under the
                         Bridge Loan Documents and on such
                         terms and conditions (including
                         interest rate, yield, redemption
                         prices and dates) as CSFB and DLJB
                         may in their reasonable judgment
                         determine to be appropriate in
                         light of prevailing circumstances
                         and market conditions and the
                         financial condition and prospects
                         of the Borrower.  The indenture for
                         the Refinancing Securities will be
                         substantially in the form of CSFB's
                         standard indenture for debt
                         securities, modified as appropriate
                         to reflect the terms of this
                         transaction and the financial
                         condition and prospects of the
                         Borrower and its subsidiaries, and
                         in form and substance reasonably
                         satisfactory to CSFB, DLJB and the
                         Borrower.  If any Refinancing
                         Securities are issued in a
                         transaction not registered under
                         the Securities Act to effect the
                         Loan Refinancing, all such
                         Refinancing Securities shall be
                         entitled to the benefit of
                         registration rights agreements to
                         be entered into by the Borrower in
                         customary form acceptable to CSFB
                         and DLJB.

 Negative Covenants:     Customary for loans and
                         transactions of this type,
                         including but not limited to:
                         limitations on incurrence of
                         indebtedness; limitations on loans,
                         investments and joint ventures;
                         limitations on guarantees or other
                         contingent obligations; limitations
                         on restricted payments; limitations
                         on fundamental changes; limitations
                         on liens and sale-leaseback
                         transactions; limitations on
                         transactions with affiliates;
                         limitations on dividend and other
                         payment restrictions affecting
                         subsidiaries; limitations on
                         changes in business conducted;
                         limitations on amendment of
                         indebtedness and other material
                         documents; and limitations on
                         prepayment or repurchase of other
                         indebtedness (all such covenants to
                         be similar in scope to the same
                         covenants in the Senior Bank
                         Facilities).

                         The Borrower shall not own or
                         acquire any margin stock (except
                         for the Common Stock) of any other
                         entity, unless at such time the
                         Borrower delivers evidence
                         satisfactory to the Agent, in its
                         sole discretion, that no violation
                         of Regulations T, U and X of the
                         Board of Governors of the Federal
                         Reserve System of the United States
                         results.

 Events of Default:      Customary for loans and
                         transactions of this type, subject
                         to applicable grace periods,
                         including but not limited to:
                         nonpayment of principal, interest,
                         fees or other amounts when due;
                         violation of covenants; failure of
                         any representation or warranty to
                         be true in all material respects
                         when made or deemed made; cross-
                         default and cross-acceleration;
                         Change of Control; bankruptcy
                         events; material judgments; ERISA;
                         and actual or asserted invalidity
                         of any Bridge Loan Document.

 Yield Protection and    Customary for facilities of this
 Increased Costs:        type.

 Assignments and         The Borrower may not assign its
 Participations:         rights or obligations in connection
                         with the Bridge Loan Documents
                         without the prior written consent
                         of all the Lenders.

                         Lenders will be permitted to assign
                         Bridge Loans and commitments to
                         other Lenders (or their affiliates)
                         without restriction, or to other
                         financial institutions with the
                         consent of the Borrower (such
                         consent not to be unreasonably
                         withheld).

                         The Lenders will be permitted to
                         participate Bridge Loans and
                         commitments to other financial
                         institutions; provided, however,
                         that the Lenders granting
                         participations retain the voting
                         rights to such participated
                         amounts.  Participants will have
                         the same benefits as the selling
                         Lenders would have with regard to
                         yield protection and increased
                         costs and provision of information
                         on the Borrower and its
                         subsidiaries.

 Voting:                 Amendments and waivers of any
                         provision of any Bridge Loan
                         Documents will require the approval
                         of Lenders holding commitments or
                         loans, as the case may be,
                         representing a majority of the
                         aggregate amount of  commitments or
                         loans, respectively, under the
                         Bridge Loan Documents, except that
                         the consent of all affected Lenders
                         shall be required with respect to
                         (a) increases in commitments,
                         (b) reductions of principal,
                         interest or fees and (c) extensions
                         of the Bridge Maturity Date.

 Expenses and            In addition to those out-of-pocket
 Indemnification:        expenses reimbursable under the
                         Commitment Letter, all out-of-
                         pocket expenses of the Agent and
                         the Syndication Agent (and the
                         Lenders for enforcement costs and
                         documentary taxes) associated with
                         the preparation, execution and
                         delivery of any waiver or
                         modification (whether or not
                         effective) of, and the enforcement
                         of, any Bridge Loan Document or any
                         document relating to the
                         refinancing of the Bridge Loans
                         (including the reasonable fees,
                         disbursements and other charges of
                         counsel for the Agent) are to be
                         paid by the Borrower.

                         The Borrower will indemnify each of
                         CSFB and DLJB and the other Lenders
                         and their respective officers,
                         directors, employees, affiliates,
                         agents, advisors and controlling
                         persons and hold them harmless from
                         and against all liabilities, costs
                         and expenses (including reasonable
                         fees, disbursements and other
                         charges of counsel) arising out of
                         or relating to any claim or any
                         litigation or other proceeding
                         (regardless of whether any such
                         indemnified person is a party
                         thereto) that relate to the
                         Transactions, the Bridge Loans or
                         refinancing thereof or any
                         transactions connected therewith;
                         provided, however, that no
                         indemnified person will be
                         indemnified for any cost, expense
                         or liability to the extent
                         determined by a court of competent
                         jurisdiction in a final and
                         nonappealable judgment to have
                         resulted from its gross negligence
                         or willful misconduct.

 Governing Law and       New York
 Forum:



                                                                    ANNEX I

                         Sources and Uses of Funds
                          (in millions of dollars)
                       (all figures are approximate)


 Sources of Funds                          Use of Funds

 Senior Credit Facilities 1/    $1,603.8   Tender Offer         $1,650.0

 Notes/Bridge Loans                750.0   Repayment of            610.8 2/
                                           Existing Debt

                                           Transaction              93.0 3/
                                           Expenses
                                 _______                         _______
 Total Sources                  $2,353.8   Total Uses           $2,353.8


 -----------------------

     1/ Represents total availability of $2,500.0 million, comprised of $1,000.0 million under the Tranche A Facility, $750.0 million under the Tranche B Facility and up to $750.0 million under the Revolving Facility.

     2/ Assumes refinancing of all existing indebtedness.

     3/ Includes financing fees, fees associated with the Tender Offer, legal fees and other expenses.




                                                                   Annex II
                                                               to Exhibit A


                               Exchange Notes
               Summary of Principal Terms and Conditions 1/


 Issuer:                 The Borrower will issue Exchange
                         Notes under an indenture that
                         complies with the Trust Indenture
                         Act (the "Indenture").

 Principal Amount:       The Exchange Notes will be
                         available only in exchange for the
                         Bridge Loans.  The face amount of
                         any Exchange Note will equal 100%
                         of the aggregate principal amount
                         of the Bridge Loan for which it is
                         exchanged.

 Maturity:               The Exchange Notes will mature on
                         the tenth anniversary of the
                         Closing Date.

 Interest Rate:          Exchange Notes will bear interest
                         at a rate equal to the Initial Rate
                         (as defined below) plus the
                         Exchange Spread (as defined below).
                         Notwithstanding the foregoing, the
                         interest rate on Exchange Notes in
                         effect at any time shall not exceed
                         16% per annum.  Interest on
                         Exchange Notes will be payable
                         semiannually in arrears.

                         In no event shall the interest rate
                         on the Exchange Notes exceed the
                         highest rate permitted under
                         applicable law.

                         "Exchange Spread" shall mean 50
                         basis points during the six-month
                         period commencing on the Bridge
                         Maturity Date and shall increase by
                         50 basis points at the beginning of
                         each subsequent three-month period.

                         "Initial Rate" shall be determined
                         on the Bridge Maturity Date and
                         shall be equal to the greater of
                         (a) the interest rate borne by
                         Bridge Loans on the day immediately
                         preceding the Bridge Maturity Date,
                         and (b) the Treasury Rate (as
                         defined below) on the Bridge
                         Maturity Date plus 675 basis
                         points.


-------------------

     1/ All capitalized terms used but not defined herein have the meanings given in the Summary of Principal Terms and Conditions of the Bridge Loan Facility to which this Annex II is attached.


                         "Treasury Rate" means (i) the rate
                         borne by direct obligations of the
                         United States maturing on the tenth
                         anniversary of the Closing Date and
                         (ii) if there are no such
                         obligations, the rate determined by
                         linear interpolation between the
                         rates borne by the two direct
                         obligations of the United States
                         maturing closest to, but
                         straddling, the tenth anniversary
                         of the Closing Date, in each case
                         as published by the Board of
                         Governors of the Federal Reserve
                         System.

 Rank:                   Exchange Notes will rank pari passu
                         with Bridge Loans.

 Guarantees:             The obligations of the Borrower
                         under the Exchange Notes will be
                         unconditionally guaranteed on a
                         senior unsecured basis by each
                         existing and subsequently organized
                         subsidiary of the Borrower that
                         guarantees the Senior Bank
                         Facilities.

 Mandatory Redemption:   Same as Bridge Loans.

 Optional Redemption:    Subject to the following sentence,
                         the Exchange Notes will be
                         redeemable at the option of the
                         Borrower, in whole or in part, at
                         any time at par plus accrued and
                         unpaid interest to the redemption
                         date.  If any Exchange Note is sold
                         after the Bridge Maturity Date by a
                         Lender or a holder to an
                         unaffiliated third party purchaser,
                         such Lender or holder shall have
                         the right to fix the interest rate
                         on such Exchange Note at a rate not
                         higher than the then applicable
                         rate of interest and, if such
                         Lender or holder exercises such
                         right, such Exchange Note will be
                         non-callable until the fifth
                         anniversary of the Closing Date and
                         will be callable thereafter at par
                         plus accrued interest plus a
                         premium, which premium shall
                         initially be one half of the fixed
                         interest rate borne by such
                         Exchange Note declining ratably
                         each year thereafter to zero on the
                         date that is one year prior to the
                         maturity of the Exchange Notes;
                         provided, however, that such call
                         protection shall not apply to any
                         call for redemption issued prior to
                         the sale to such third party
                         purchaser.

 Registration Rights:    Subject to the conditions precedent
                         to fundings, the Borrower will use
                         its reasonable best efforts to
                         cause to become effective an
                         exchange offer registration
                         statement or a shelf registration
                         statement no later than the Bridge
                         Maturity Date, and the Borrower
                         will use its reasonable best
                         efforts to keep such registration
                         statement effective and available
                         (subject to customary exceptions)
                         until it is no longer needed to
                         permit unrestricted resales of such
                         Exchange Notes, but in no event
                         longer than two years from the date
                         of issuance of any such Exchange
                         Notes.  If the registration
                         statement ceases to be effective or
                         ceases to be useable in connection
                         with resales of such Exchange Notes
                         (subject to customary exceptions),
                         cash interest will accrue and be
                         payable (in addition to interest
                         otherwise accruing on the Exchange
                         Notes) at a rate of 0.5% per annum
                         until such default shall be cured,
                         increasing by 0.5% at the end of
                         each 90-day period thereafter;
                         provided, however, that in no event
                         shall the interest on the Exchange
                         Notes increase by more than an
                         aggregate of 2.0% per annum.

                         The Borrower agrees, at its
                         expense, to assist CSFB and DLJB in
                         connection with resales of any of
                         the Exchange Notes, including
                         making its appropriate senior
                         officers available to CSFB and DLJB
                         to assist in the preparation of
                         marketing materials relating to any
                         resales, to participate in due
                         diligence sessions and to
                         participate in road shows or other
                         presentations to prospective
                         purchasers of such Exchange Notes.

 Exchange Notes          The Exchange Notes will be
 Escrowed:               delivered on the Closing Date and
                         held, undated, in escrow by a
                         mutually agreeable fiduciary.

 Right to Transfer       The holders of the Exchange Notes
 Exchange Notes:         shall have the absolute and
                         unconditional right to transfer
                         such Exchange Notes to any third
                         parties in compliance with
                         applicable law.

 Covenants:              Same as Bridge Loans.

 Events of Default:      Same as Bridge Loans.

 Governing Law and       New York.
 Forum:


                                                                  Exhibit B

                                 CONDITIONS


                    The commitments of Credit Suisse First Boston ("CSFB") and DLJ Bridge Finance, Inc. ("DLJB" and, together with CSFB, the "Advisors") pursuant to the Bridge Loan Commitment Letter (the "Letter") shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letter):

                    (i) after the date of the Letter there shall not have
               occurred or become known to either of the Advisors any event or events, adverse condition or change in or affecting the Company that, individually or in the aggregate, could have a Material Adverse Effect;

                   (ii) the preparation, execution and delivery of
               definitive documentation satisfactory to each of the Advisors, in connection with (a) the Bridge Loans or the Notes, as the case may be, (b) the Senior Bank Facilities and (c) the Tender Offer;

                  (iii) the Transactions shall have been consummated or
               shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any such terms);

                   (iv) each of the Advisors and the Lenders shall be
               reasonably satisfied as of the Closing Date with the material terms and conditions of the Flexitrust;

                    (v) after giving effect to the Transactions and the
               other transactions contemplated by the Letter, the Company and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans under the Senior Bank Facilities, (b) the Bridge Loans or the Notes, as the case may be and (c) other indebtedness or preferred stock to be agreed upon;

                   (vi) customary closing conditions for transactions
               similar to the Bridge Loans and the Senior Bank Facilities, as applicable, including without limitation (a) the accuracy of all representations and warranties, (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letter, (c) the absence of any material change in the capital, corporate and organizational structure of the Company and its subsidiaries (after giving effect to the Transactions and the establishment of the Flexitrust),
               (d) first-priority perfected security interests in the Collateral (except as otherwise agreed), (e) compliance with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws),
               (f) obtaining reasonably satisfactory insurance,
               (g) evidence of authority, (h) consents of all relevant persons, and (i) the receipt by each of the Advisors of reasonably satisfactory legal opinions;

                  (vii) each of the Advisors, and, if applicable, the
               Lenders, shall have received a certificate reasonably satisfactory in all respects to each of the Advisors and the Lenders, as applicable, from the Chief Financial Officer of the Company certifying that, after giving effect to the Transactions, the Company will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith, (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

                 (viii) there shall not have occurred after the date of the
               Letter (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving the United States, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had or reasonably could be expected to have a material adverse effect on, or has materially impaired, the syndication of bank credit facilities or the consummation of securities offerings, as the case may be, that any of the Advisors shall determine to have impaired their ability successfully to complete (1) the Note Offering or the syndication of the Bridge Loans, as the case may be, or (2) the syndication of the Senior Bank Facilities, in each case prior to the termination of the marketing period with respect thereto;

                   (ix) each of the Advisor's satisfaction that,
               immediately prior to and during the marketing period for
               (a) the Note Offering or the syndication of the Bridge Loans, as the case may be, and (b) the Senior Bank Facilities, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities and the Note Offering or the Bridge Loans, as applicable) of the Company or any of its affiliates;

                    (x) after the date of the Letter, no information
               becomes known to either Advisor that either of the Advisors in good faith believes is inconsistent in a material and adverse manner with (a) any information or other matter disclosed prior to the date of the Letter or (b) any information or other matter obtained by the Advisors during their due diligence investigation;

                   (xi) there shall have not occurred after the date of the
               Letter any Change of Control;

                  (xii) the Company shall have received investment grade
               ratings on its long term unsecured senior indebtedness from both Standard & Poor's Corporation and Moody's Investors Service;

                 (xiii) the Company's EBITDA (excluding restructuring and
               one-time charges due to the Company's profit improvement plan and expenses incurred in connection with the Transactions, the Flexitrust and the Allied Signal tender offer during the fiscal quarter ending September 30, 1998 shall have been at least $205.0 million; and

                  (xiv) payment of fees and expenses.

                    A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, property, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Letter or the rights, remedies and benefits available to the parties thereunder.

                    "Applicable Jurisdiction" means the United States and New York State.